FILED BY:  MID ATLANTIC MEDICAL SERVICES, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                           SUBJECT COMPANY:  MID ATLANTIC MEDICAL SERVICES, INC.
                                                     COMMISSION FILE NO. 1-13340
--------------------------------------------------------------------------------

     In connection with the proposed transactions, UnitedHealth Group Incorporated ("UnitedHealth Group") and Mid Atlantic Medical Services, Inc. ("MAMSI") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of MAMSI common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by UnitedHealth Group and MAMSI with the SEC) at the SEC's website, www.sec.gov, and MAMSI stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from MAMSI. Such documents are not currently available.

     UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of MAMSI common stock in connection with the proposed transactions. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

     MAMSI and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of MAMSI common stock in connection with the proposed transactions. Information about the directors and executive officers of MAMSI and their ownership of MAMSI common stock is set forth in the proxy statement for MAMSI's 2003 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                           FORWARD-LOOKING STATEMENTS
                           --------------------------

     This document may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. A list and description of some of the risks and uncertainties can be found in our reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

     The following is the transcript from the MAMSI third quarter 2003 earnings conference call on November 6, 2003 at 11:00 am EST.

--------------------------------------------------------------------------------
OPERATOR


(OPERATOR INSTRUCTIONS). Good day, ladies and gentlemen, and welcome to your MAMSI's third-quarter earnings conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will follow at that time. As a reminder, ladies and gentlemen, this conference is being recorded.

I would now like to introduce your host of today's conference call, Mr. Paul Dillon, Senior Vice President and Treasurer.

--------------------------------------------------------------------------------
PAUL DILLON  - MID ATLANTIC MEDICAL SERVICES, INC. - SENIOR VICE PRESIDENT
AND TREASURER


Thank you, Jonathan. Good morning, and welcome to our third-quarter 2003 earnings conference call. On the call today are Mr. Tom Barbera, our President and Chief Executive Officer, and Mr. Rob Foss, our Senior Executive Vice
President and Chief Financial Officer who will make some comments about the quarter. Our Chairman, Dr. Groban, is not on the call today due to a death in the family. After the comments of Tom and Rob, we will then open the call up to a few questions concerning MAMSI's third-quarter results and future business outlook.

Before we begin, I would like to reference Note 1 of our press release, where we make our Safe Harbor statement under the Private Securities Litigation Reform Act of 1995. We will discuss some forward-looking information today that is based on management's current knowledge of the factors affecting MAMSI's business. I caution everyone to recognize that MAMSI's future results may differ materially from what we see at this time depending on a number of factors, many of which are outside of the Company's control. I ask that each of our investors and analysts review the risk factors contained in Company documents, as filed with the Securities and Exchange Commission. In addition, in connection with our discussion of forward-looking information, the SEC's Regulation FD the does not require that companies update such information, and we hereby disclaim any duty to update the information that we discuss today. I will now turn the call over to Rob for a discussion of our financial results.

--------------------------------------------------------------------------------
ROB FOSS  - MID ATLANTIC MEDICAL SERVICES, INC. - CHIEF FINANCIAL OFFICER,
SR. EXEC. VP AND DIRECTOR

Thanks, Paul. Good morning, everyone. We're very pleased that all of the could join MAMSI's third-quarter earnings conference call and web cast. I was spend some time discussing the third quarter and nine month's results, and then let you know what we see for the rest of the year and next year.

We anticipate that our merger with United Healthcare will close sometime during the first quarter of 2004. However, my comments today about next year will relate solely to MAMSI's stand-alone operations. We will not comment on or answer questions about the status of the specific mechanics or economics of the merger at this time other than to say we think it is a wonderful transaction for both MAMSI and United shareholders, and we are very much looking forward to the closing of the merger so that we can take advantage of all of the growth opportunities of this combination.

Our third-quarter results are very solid. We had net income of $46,154,000 or $1.10 per share on 41,830,000 diluted shares outstanding, compared to earnings of $22,523,000 or 54 cents per share on 41,649,000 diluted shares in the third quarter of 2002. These results reflect a 105 percent increase in net income and a 104 percent increase in earnings per share quarter-over-quarter. Revenues increased 12.5 percent over last year's third quarter to a total of 670.02 million this quarter. The third quarter's net income showed an increase of 7,072,000, or 18.1 percent over the second quarter of 2003's results, while total revenues were 3 million or about a half a percent lower. For the nine months, net income was 119,391,000 or $2.88 per share on 41,409,000 diluted shares compared to 59,709,000 or $1.43 per share on 41,915,000 diluted shares in the first nine months of last year. This was a 100 percent increase in net income and a 102 percent increase in earnings per share. Revenues increased
286.65 million or 16.7 percent, and totaled 2.008 billion this year.

Membership has been flat this year, as we have had some nice successes in the large group market, while our Maryland small-group members have declined, principally due to one competitor, CareFirst (ph), who had an underpriced product. We ended 2002 with just fewer than 1 million commercial members, and at September 30th, we had just over 997,000 commercial members. I currently expect that we will end 2003 with about the 980,000 commercial members. As we have always maintained, we are and we will continue to be disciplined in pricing, and we will not chase unprofitable membership. We believe that next year will reflect a return to our normally expected 3 percent to 5 percent growth in membership.

Now for some details about the quarter and the nine months. The third quarter's premiums totaled $652.6 million, an increase of 74.7 million or 12.9 percent over the third quarter of last year. This quarter's revenues were 1.9 million or
0.3 of a percent less than in the second quarter of 2003 due to the slight decrease in membership I mentioned. The quarter-over-quarter increase was driven by a 1.1 increase in member months and an 11.7 percent increase in per (ph) member per month premiums. For the nine months, premium revenues increased $283 million or 16.9 percent and totaled $1.953 billion. This increase was comprised a 3.9 percent increase in member months and a 12.5 increase in per member per month premiums when compared to the first nine months of last year. Quarter-over-quarter premium trend of 11.7 percent was reduced, due to an approximate $8.5 million provision for uncollectible premiums that we recorded in the third quarter of 2003, that reduced premium revenues. Without this provision, the quarter-over-quarter premium trend would have been 13.2 percent, and the nine-month-over-nine-month trend would have been 13.02 percent. For next year, we expect that the annual per member per month premium increase will be around 11 percent net of buydowns, which we believe should allow for some modest margin expansion.

Fee and other revenue of $5,849,000 was up 639,000 or 12 percent over the third quarter of last year, but was down 143 thousand from the second quarter of this year. The increase over last year is principally due to the rental income we were receiving on the portions of the buildings that we bought last November that were leased at the time of our purchases. Membership in Alliance PPO, which is the bulk of this revenue line, was 972,000 at September 30th, an increase of 3700 from last December 31. We expect only a modest increase in this revenue line in 2004, maybe a percent or two. Total fee and other revenue should total about 23.5 million this year, and about 24 million next year.

Life and short-term disability revenue of 2,215,000 this quarter was down from both the third quarter of last year and from the second quarter of this year by 219,000 and $82,000 respectively. This decline results directly from the decrease in Maryland small-group membership, where the majority of this ancillary product is sold. For the nine months, revenues were $290,000 greater than last year, and totaled $6,989,000. I expect that for the full year 2003, life and shoot and short-term disability revenues will be right at 9 million, and that next year will increase by about 5 percent to 9.5 million, assuming that our small group sales materialize as we expect. The loss ratio on this business was 46 percent for the current quarter and 43 percent for the nine months, which is just about the same as we had in 2002. I expect that next year's loss ratio will be in the same ballpark, right around 45 percent.

Home Health revenues were $4,867,000 this quarter, which is $1,279,000 less than in the third quarter of last year and $1,219,000 less than in the second quarter of 2003. This decrease was principally due to a reclassification that was made this quarter to HomeCall revenue and expense, to properly reflect intercompany activity, and it had no effect on net income. For the nine months, revenues totaled $16,608,000, which is a $242,000 increase over the same period of last year. This year's gross margin is slightly positive at about 2 percent compared to a negative margin of about 1 percent last year. This year's revenue should end up at about 21.5 million, and next year should be slightly higher at between 22 and $22.5 million. This year's margin will be about 2 percent, and next year's should improve slightly, to 3 percent or 4 percent.

Investment income was $4,502,000 this quarter, which is 588,000, or 15 percent more than was earned in the third quarter of 2002, 325,000 or 7.8 percent more than was earned in the second quarter of 2003. For the nine months, investment earnings were up $1,883,000 or 16.7 percent over last year. The increases are due to significantly higher investable balances due to our strong cash flow. We have not changed our investment strategy at all. We still invest almost exclusively in investment-grade, tax-exempt securities. At September 30th, our portfolio's market value exceeded its cost by $16.6 million. I expect that we will have a total of 17.5 million in investment earnings for the full year 2003, and assuming stable interest rates, that next year will total about $19 million.

Medical expenses in the third quarter were 524.8 million, an increase of 32.4 million or 6.6 percent over the third quarter of last year. This quarter's medical expenses were 12.7 million or 2.4 percent less than was incurred in the second quarter of 2003. We believe that part of the reason for the decrease was due to Hurricane Isabel that caused a weeklong power outage in the heart of our service area, thereby reducing referral and ancillary charges. For the nine months, medical expenses increased 172.5 million or 12.1 percent over the first nine months of last year. The medical care ratio this quarter was 80.4 percent compared to 85.2 percent in the third quarter of 2002, and to 82.1 percent in the second quarter of 2003. For the nine months, the medical care ratio was 81.9 percent compared to 85.5 percent last year. If you roll the fourth quarter of 2002 reserve adjustment back to the first nine months of 2002, the medical care ratio for last year, for comparison purposes, would be an adjusted 84.4 percent rather than the 85.5 percent. On a per member per month basis, this quarter's medical expenses were $175.77, an increase of $9.10 or 5.5 percent over the third quarter of last year's $166.67, and $2.68 or 1.5 percent less than the second quarter of 2003's $178.45. For the nine months, per member per month premium medical expenses were $176.98 compared to $164.09 in the first nine months of last year, which is an increase of $12.89 per member per month, or 7.9 percent. Again, if (ph) the (ph) the $24 million reserve adjustment that we recorded in the fourth quarter of 2002 were rolled back on a prorated basis throughout all of 2002, the trend increase would be 9.2 percent year-over-year as compared to the 7.9 percent reflected in the financial statements.

For next year, I currently expect the medical expect trend will be in the range of 10 percent to 11 percent. I currently believe that physician costs will increase by 11 to 11.5 percent, hospital costs will increase by 9.5 percent or so, and that prescription drug costs will increase by around 9 percent.

Administrative expenses totaled $68,743,000 this quarter, an increase over the third quarter of last year of $6,227,000 or 10 percent, and a decrease from the second quarter of this year of $1,044,000 or 1.5 percent. For the nine months, administrative expenses were up over last year by $21,068,000 or 11.4 percent. The administrative expense ratio was 10.3 percent this quarter, down 20 basis points from the third quarter of last year. Year-to-date, the administrative expense ratio was 10.3 percent compared to 10.7 percent in the first nine months of last year. I expect the administrative expense ratio to pick out, perhaps 20 to 30 basis points or so, in the fourth quarter, reflecting slightly higher expenses on a lower revenue line due to lower membership. For next year, I expect that our administrative expense ratio will decline 20 basis points or so from the 10.3 percent level that we will have in 2003.

Our income tax rate was 34.5 percent this quarter compared to 33 percent in the third quarter of last year, and to 34.1 percent in the second quarter of 2003. For the nine months, our tax rate was 34.3 percent compared to 32.5 percent for the first nine months of last year. I expect that the full year's rate for 2003 will be right at 34.3 percent, and that next year will increase to 35 percent or so, as our tax exempt income declines as a percent of total income.

The Company's balance sheet and cash flows remain very solid. At September 30th, MAMSI had cash and short-term investments of $654.9 million, an increase from year end $161 million. Cash flow from operations was $66,681,000 this quarter compared $48,506,000 in the third quarter of last year. For the nine months, cash flow from operations was 199.5 million compared to 178.5 million in the first nine months of 2002, which was extraordinarily high due to the $41 million settlement we received from Merck Medco (ph) in 2002.

EBITDA was 73.2 million this quarter compared to 36.3 million in the third quarter of last year, and to 62.8 million in the second quarter of 2003. For the nine months, EBITDA was 191.2 million compared to 97.3 million last year. The liability for medical claims is $340,255,000 at September 30th compared to 297,304,000 at year end, and to 321,900,000 at September 30th last year. Days in the payable were 58.4 at the end of this quarter compared to 59 days at June 30th, 2003, 56.3 days at December 31, 2002, and 58.8 days at September 30th of 2002. Our December 31, 2002 reserve ran off 59.9 million redundant through September 30th, 2003 compared to a redundancy runoff of 33.1 million for the nine months of 2002.

Due to the active and serious mergers discussions that arose, we discontinued our share repurchase activity after October 1. However, in the third quarter, we repurchased 507,200 shares for a total of $26,553,000 at an average price of $52.35. We purchased our shares at a low of $48.10 and a high of $58.72 during the quarter. On October 1, we repurchased 5,000 shares for $255,650. Obviously, all share repurchase activity has been suspended.

To summarize, the third quarter was a continuation of the solid and straightforward results that MAMSI has had over the last several years, and we anticipate that we can continue to improve service to our members, and physicians, hospitals, and other valued members of our network. We very much look forward to our affiliation with United and the products and strengths that they will add to this franchise.

With that, I will turn the call over to Tom Barbera.

--------------------------------------------------------------------------------
TOM BARBERA - MID ATLANTIC MEDICAL SERVICES, INC. - PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Thank you, Rob, and thanks to everyone for joining MAMSI's third-quarter conference call and web cast. As Rob indicated, during this conference call, we will specifically focus on MAMSI's third-quarter earnings performance. We will have some general comments about the merger with United Healthcare, but will not comment or answer questions about the status, specific mechanics or economics of the merger at this time.

As Rob indicated, our third quarter's results were quite solid. Our net income of $46,154,000 or $1.10 per share compared favorably to third quarter 2002 earnings of $22,523,000 or 54 cents per share. This 105 percent increase of net income and 104 percent increase in earnings per share quarter-over-quarter continues a consecutive run of 19 quarters in which MAMSI has expanded margins when compared to the same quarter of the preceding year. The basis for this quarter's fine performance was a reduction in medical expenses coupled with our usual attention to detail in controlling administrative costs. The medical care ratio this quarter was 80.4 percent compared to 85.2 percent in the third quarter of 2002, and 82.1 percent in the second quarter of 2003. On a PMPM basis, third-quarter 2003 medical expenses were 5.5 percent over the third quarter of last year. As Rob has indicated, if you roll back the $24 million reserve adjustment that we reported in the fourth quarter of 2002, the medical care trending (ph) piece (ph) for the first nine months of this year will be 9.2 percent compared to the same period in 2002. Lest folks get overly excited about the reduction in cost trends, we believe that a significant part of the reason for the decrease was due to Hurricane Isabel, which struck at the heart of our core market, following a weeklong power outage which closed many physicians' offices, and also limited the ability of our members to seek nonemergency medical care.

MAMSI's  administrative  expense ratio this quarter was 10.3 percent compared to
10.5 percent for the same quarter last year. Membership quarter-over-quarter was flat. And as Dr. Groban indicated at our last earnings conference call, we expect membership for the year to be down 1 to 2 percent. As we previously announced, we expect full year's earnings in the range $4 to $4.08.

Looking ahead at next year on a stand-alone basis, we currently expect that membership will grow in the 4 to 5 percent range; we expect medical costs to rise in the 10 to 11 percent range, with physician costs increasing in the 11.5 percent range, and hospital costs increasing around 9.5 percent or so, and prescription drugs increasing somewhere around 9 percent. Next year's administrative expense ratio will be in the 10 to 10.3 percent range. In keeping with this current model for 2004, we believe our earnings per share will increase in the 15 to 20 percent range.

As we indicated previously, we will not comment or answer questions about the status of the specifics or economics of our merger with United Healthcare group. At this time, however, I will make a few general observations. We think this is a superb transaction for both MAMSI and United members, and the physicians who provide services to those members. The merger presents an opportunity to combine and expand two complementary and market-leading health service companies. The merger provides a superior growth opportunity for the combined company to enhance the availability of products and services for employers and consumers within the Mid Atlantic region. The merger allows for additional penetration of MAMSI's wide-ranging suite of products, as well as providing an opportunity to broaden our customer relationship through United Health Group's product offerings, such as Ovations (ph), Unifies (ph) and specialized care services, including vision, dental, and behavioral health. Our members' employer groups will have access to a nationwide network of physicians, hospitals, and specialized facilities, thereby increasing membership growth opportunity. Both our members and physicians will benefit from the significant technologic advances deployed by United Healthcare. We expect to improve health services by offering innovative educational opportunities for both members and physicians, while providing state-of-the-art technology to offer member-friendly and physician-friendly efficiencies of care. In short, this transaction paves the way for MAMSI and United to positively impact the healthcare experience of our members and physicians.

Thank you for your time today, and now we will open the call to several questions.

QUESTION AND ANSWER


--------------------------------------------------------------------------------
OPERATOR


Ladies and gentlemen, we will now take a few questions regarding MAMSI's third-quarter results and future business outlook. (OPERATOR INSTRUCTIONS). Our first question comes from Scott Fidel from J.P. Morgan.

--------------------------------------------------------------------------------
SCOTT FIDEL  - J.P. MORGAN - ANALYST

Yes. Hi. Good morning. First question has to do with whether you saw a bit of a snapback in utilization following Hurricane Isabel, and whether you think there might be a little bit of pent-up demand in the fourth quarter for folks that didn't go during that week.

--------------------------------------------------------------------------------
UNIDENTIFIED SPEAKER

Scott, we believe that, it's hard to tell exactly what the kind of demand flopped into October. But it is reasonable to resume that some of the folks that couldn't get into their doctors' offices during the week of the hurricane, you know, deferred that into October and November. So that is our expectation.

--------------------------------------------------------------------------------
SCOTT FIDEL  - J.P. MORGAN - ANALYST

Okay. And then just a second question on the competitive environment, specifically just relating to small-group market to CareFirst. It looks like you guys are expecting a pickup back in membership. Are you seeing -- obviously, CareFirst had the lower rate increase this year, which impacted the membership. What is your sense on how their pricing at this point for '04 is flushing out for small group (indiscernible) arena?

--------------------------------------------------------------------------------
UNIDENTIFIED SPEAKER

Scott, it appears as if things have returned to a more rational state.

--------------------------------------------------------------------------------
SCOTT FIDEL  - J.P. MORGAN - ANALYST

Okay. Okay, thanks, congratulations.

--------------------------------------------------------------------------------
OPERATOR

Thank you. Our next question comes from Eric Veiel of Wachovia securities.

--------------------------------------------------------------------------------
ERIC VEIEL  - WACHOVIA SECURITIES - ANALYST

Let me echo my congrats on the quarter as well, guys. Couple of quick questions. The 17 -- if I got the number right -- I think, Rob, you said about 17 percent member decrease in membership in the fourth quarter; is that correct?

--------------------------------------------------------------------------------
ROB FOSS - MID ATLANTIC MEDICAL SERVICES, INC. - CHIEF FINANCIAL OFFICER, SR. EXEC. VP AND DIRECTOR

Yes. I think we'll go down to -- at 12/31, I guessing that we will be at about 980,000 commercial members.

--------------------------------------------------------------------------------
ERIC VEIEL  - WACHOVIA SECURITIES - ANALYST

Okay. How much of that would you characterize is related to the CareFirst pricing versus just the weaker labor market? Is it basically all CareFirst?

--------------------------------------------------------------------------------
ROB FOSS - MID ATLANTIC MEDICAL SERVICES, INC. - CHIEF FINANCIAL OFFICER, SR. EXEC. VP AND DIRECTOR

Pretty much, Eric. Because as I mentioned, we're really holding our own in the rest of the marketplaces that we're in. So the lion's share of it is due to losses in the Maryland small-group market.

--------------------------------------------------------------------------------
ERIC VEIEL  - WACHOVIA SECURITIES - ANALYST

And that would be a bigger sequential decrease than any we've seen yet this year. Is there something particular about the amount of business that renewed in the fourth quarter? I'm just a little bit surprised it would be accelerating in the fourth quarter.

--------------------------------------------------------------------------------
ROB FOSS - MID ATLANTIC MEDICAL SERVICES, INC. - CHIEF FINANCIAL OFFICER, SR. EXEC. VP AND DIRECTOR

Well, I think the large group successes that we've had throughout the first nine months of the year overshadow the reductions in small-group market. And I guess we started the small group market losses -- started maybe in the second quarter.

--------------------------------------------------------------------------------
TOM BARBERA - MID ATLANTIC MEDICAL SERVICES, INC. - PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

We saw the beginning primarily in May. And (indiscernible) accelerated a bit as the year went on.

--------------------------------------------------------------------------------
ROB FOSS - MID ATLANTIC MEDICAL SERVICES, INC. - CHIEF FINANCIAL OFFICER, SR. EXEC. VP AND DIRECTOR

So you really don't have any -- in the last quarter, you really don't have any of the large group successes or other small group market successes that we had that would offset the Maryland small-group losses. It is just sort of those coming through.

--------------------------------------------------------------------------------
ERIC VEIEL  - WACHOVIA SECURITIES - ANALYST

Right. That makes sense. Just a -- we hear a lot I guess in the local market about what CareFirst is doing for filing (ph) rates for next year. What is your plans for filing rate increases for next year?

--------------------------------------------------------------------------------
UNIDENTIFIED SPEAKER

What are our plans for rate increases?

--------------------------------------------------------------------------------
ERIC VEIEL  - WACHOVIA SECURITIES - ANALYST

For small group.

--------------------------------------------------------------------------------
UNIDENTIFIED SPEAKER

We are going to remain disciplined, as we have all along. We will make sure that our rates are adequate to make sure that we advance our business plan.

--------------------------------------------------------------------------------
ERIC VEIEL  - WACHOVIA SECURITIES - ANALYST

As I understand the environment -- Tom, please correct me if I'm wrong here -- but you can essentially file rate (ph) for (ph) rate increases every 60 days or something like that in Maryland, right? So there's no set timeline that you guys have to put in for '04, correct?

--------------------------------------------------------------------------------
TOM BARBERA - MID ATLANTIC MEDICAL SERVICES, INC. - PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

There's no limitation on filing. There are obviously practical limitations. In terms of the law or regulations, there's no limitation.

--------------------------------------------------------------------------------
ERIC VEIEL  - WACHOVIA SECURITIES - ANALYST

Great. And then just Rob, a follow-up for you. On the 8.5 million provision for the uncollectible premiums, can you just give us a little color around that?

--------------------------------------------------------------------------------
ROB FOSS - MID ATLANTIC MEDICAL SERVICES, INC. - CHIEF FINANCIAL OFFICER, SR. EXEC. VP AND DIRECTOR

Most of that was due to our significant business with federal government, fairly normal thing. The retroactivity from the different federal agencies often trails in quite a long period after, you know, the actual termination has taken place. And during the third quarter here, we noticed, because of our significant increases in the fed business, we noticed that the amount of difference in the reconciliation was getting larger, and we just decided it was prudent and conservative to record a provision.

--------------------------------------------------------------------------------
ERIC VEIEL  - WACHOVIA SECURITIES - ANALYST

So the amount of difference -- I'm not sure I understand why the program growing would have caused a --

--------------------------------------------------------------------------------
ROB FOSS - MID ATLANTIC MEDICAL SERVICES, INC. - CHIEF FINANCIAL OFFICER, SR. EXEC. VP AND DIRECTOR

It just means that there are more retro-terminations, Eric, and more possibilities for the government paying us something less than we have recorded. So, to make sure that we haven't overstated revenues for the year, we determined that we probably ought to be conservative and reduce revenues by what we determine to be the difference between payments and accruals on MAMSI's books.

--------------------------------------------------------------------------------
ERIC VEIEL  - WACHOVIA SECURITIES - ANALYST

Okay. And this is all SEP (ph) related?

--------------------------------------------------------------------------------
ROB FOSS - MID ATLANTIC MEDICAL SERVICES, INC. - CHIEF FINANCIAL OFFICER, SR. EXEC. VP AND DIRECTOR

Primarily, yes.

--------------------------------------------------------------------------------
ERIC VEIEL  - WACHOVIA SECURITIES - ANALYST

Okay. Thank you.

--------------------------------------------------------------------------------
OPERATOR

Thank you. (OPERATOR INSTRUCTIONS). Our next question comes from Eric Woodworth from DSM Capital.

--------------------------------------------------------------------------------
ERIC WOODWORTH  - DSM CAPITAL - ANALYST

Hi, thanks. I'm just wondering if you can give a little more color on your comment about CareFirst underpricing in '03. Is that more relative to MAMSI products or general cost trends in general? Thanks.

--------------------------------------------------------------------------------
UNIDENTIFIED SPEAKER

It was very unique, I think, our market. And Maryland in small group under 50, there is a -- by law -- a standard benefit plan that is sold, and it is sold pursuant to -- I guess you would call it adjusted community rating. And CareFirst was very, very aggressive in the market during the balance, beginning in the spring and going to the summer and fall this year, in terms of the rating on that product.

--------------------------------------------------------------------------------
ERIC WOODWORTH  - DSM CAPITAL - ANALYST

Okay. Thanks.

--------------------------------------------------------------------------------
OPERATOR

(OPERATOR  INSTRUCTIONS).   Thank  you.  Our  next  question  comes  from  Estey
Telepicatta (ph) from Quattro.

--------------------------------------------------------------------------------
ESTEY TELEPICATTA  - QUATTRO - ANALYST

Thank you. I apologize if this question has been asked already; I got on the call a bit late. I was I wondering if you could just give me a comment on how the integration process is working, you know, with United Health Group? And if you could give me a little bit of color on where you are in terms of the timing for completion and (inaudible)?

--------------------------------------------------------------------------------
UNIDENTIFIED SPEAKER

We're not going to be able to help you there, because we will be the filing the S-4 shortly. And the fact that that is being completed right now, it is not appropriate for us to address those matters.

--------------------------------------------------------------------------------
ESTEY TELEPICATTA  - QUATTRO - ANALYST

Okay, I understand. Okay, thank you, very much.

--------------------------------------------------------------------------------
UNIDENTIFIED SPEAKER

Okay. Thank you, all, for joining us. Good bye.

--------------------------------------------------------------------------------
OPERATOR

Thank you, ladies and gentlemen, for your participation in today's conference. This does conclude the program. You may now disconnect. Good day.